August 24, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Belvedere Trust Mortgage Corporation
Rule 477 Application for Withdrawal
Registration Statement on Form S-11
Filed on May 13, 2005
File No. 333-124914

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated by the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Belvedere Trust Mortgage Corporation (the “Company”) hereby respectfully requests that the Commission consent to the withdrawal of the entire above-referenced registration statement and all exhibits thereto (the “Registration Statement”).

This application for withdrawal of the Registration Statement is being made before the effective date of the Registration Statement. The Company is requesting withdrawal of the Registration Statement on the grounds that it has discontinued its business and operations and is in the process of winding-down and dissolving. No securities have been issued pursuant to the Registration Statement.

Respectfully submitted, BELVEDERE TRUST MORTGAGE CORPORATION

By:	/s/ Joseph Lloyd McAdams
Name:	Joseph Lloyd McAdams
Title:	Chairman of the Board of Directors